UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Tarena International, Inc.

(Name of Issuer)

Ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

G8675B 105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	This Schedule 13G Amendment No. 1 is being filed to correct clerical errors relating to the beneficial ownership of ordinary shares of the Issuer as reported on the Schedule 13G filed on February 10, 2015. This Schedule 13G Amendment No. 1 reflects the correct beneficial ownership of Shaoyun Han, Connion Capital Limited, Learningon Limited and Ying Sun as of December 31, 2014.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Shaoyun Han
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 14,219,762(1) ordinary shares. See Item 4.
	7	Sole dispositive power 0
	8	Shared dispositive power 14,219,762(1) ordinary shares. See Item 4.
9	Aggregate amount beneficially owned by each reporting person 14,219,762(1) ordinary shares
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11

Percent of class represented by amount in Row (9)

39.0% of the Class A ordinary shares(2) (or 25.7% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares).

12	Type of reporting person IN

(1)	Representing (i) 2,594,439 Class B ordinary shares held by Connion Capital Limited, (ii) 6,060,000 Class B ordinary shares held by Learningon Limited, (iii) 1,146,059 Class B ordinary shares held by Techedu Limited, (iv) 2,439,014 Class A ordinary shares that Connion Capital Limited may purchase upon exercise of options within 60 days of December 31, 2014, (v) 1,500,000 restricted American depositary shares (“ADSs”) representing 1,500,000 Class A ordinary shares held by Connion Capital Limited and (vi) 480,250 Class A ordinary shares that Beeson Services Limited may purchase upon exercise of options within 60 days of December 31, 2014. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.
(2)	Based on 23,712,758 Class A ordinary shares outstanding as of December 31, 2014 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

1	Names of reporting persons Connion Capital Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 6,533,453(3) ordinary shares. See Item 4.
	6	Shared voting power 0
	7	Sole dispositive power 6,533,453(3) ordinary shares. See Item 4.
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 6,533,453(3) ordinary shares.
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11

Percent of class represented by amount in Row (9)

22.7% of the Class A ordinary shares(4) (or 11.9% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares).

12	Type of reporting person CO

(3)	Representing (i) 2,594,439 Class B ordinary shares, (ii) 2,439,014 Class A ordinary shares that Connion Capital Limited may purchase upon exercise of options within 60 days of December 31, 2014 and (iii) 1,500,000 restricted ADSs representing 1,500,000 Class A ordinary shares. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.
(4)	Based on 23,712,758 Class A ordinary shares outstanding as of December 31, 2014 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

1	Names of reporting persons Learningon Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 6,060,000(5) ordinary shares. See Item 4.
	6	Shared voting power 0
	7	Sole dispositive power 6,060,000(5) ordinary shares. See Item 4.
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 6,060,000(5) ordinary shares.
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11

Percent of class represented by amount in Row (9)

20.4% of the Class A ordinary shares(6) (or 11.1% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares).

12	Type of reporting person CO

(5)	Representing 6,060,000 Class B ordinary shares.
(6)	Based on 23,712,758 Class A ordinary shares outstanding as of December 31, 2014 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

1	Names of reporting persons Ying Sun
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 14,219,762(7) ordinary shares. See Item 4.
	7	Sole dispositive power 0
	8	Shared dispositive power 14,219,762(7) ordinary shares. See Item 4.
9	Aggregate amount beneficially owned by each reporting person 14,219,762(7) ordinary shares.
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11

Percent of class represented by amount in Row (9)

39.0% of the Class A ordinary shares(8) (or 25.7% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares).

12	Type of reporting person IN

(7)	Representing (i) 2,594,439 Class B ordinary shares held by Connion Capital Limited, (ii) 6,060,000 Class B ordinary shares held by Learningon Limited, (iii) 1,146,059 Class B ordinary shares held by Techedu Limited, (iv) 2,439,014 Class A ordinary shares that Connion Capital Limited may purchase upon exercise of options within 60 days of December 31, 2014, (v) 1,500,000 restricted ADSs representing 1,500,000 Class A ordinary shares held by Connion Capital Limited and (vi) 480,250 Class A ordinary shares that Beeson Services Limited may purchase upon exercise of options within 60 days of December 31, 2014. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.
(8)	Based on 23,712,758 Class A ordinary shares outstanding as of December 31, 2014 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

ITEM 1(a).	NAME OF ISSUER:

Tarena International, Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Suite 10017, Building E, Zhongkun Plaza,

A18 Bei San Huan West Road, Haidian District, Beijing 100098

People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Shaoyun Han

Connion Capital Limited

Learningon Limited

Ying Sun

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Shaoyun Han

Suite 10017, Building E, Zhongkun Plaza,

A18 Bei San Huan West Road, Haidian District, Beijing 100098

People’s Republic of China

Connion Capital Limited

Trident Trust Company

(B.V.I.) Ltd.

Trident Chambers

Wickhams Cay

P.O. Box 146, Road Town

Tortola

British Virgin Islands

Learningon Limited

Trident Trust Company

(B.V.I.) Ltd.

Trident Chambers

Wickhams Cay

P.O. Box 146, Road Town

Tortola

British Virgin Islands

Ying Sun

Suite 10017, Building E, Zhongkun Plaza,

A18 Bei San Huan West Road, Haidian District, Beijing 100098

People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

Shaoyun Han – People’s Republic of China

Connion Capital Limited – British Virgin Islands

Learningon Limited - British Virgin Islands

Ying Sun – People’s Republic of China

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares of par value of $0.001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

ITEM 2(e).	CUSIP NO.:

G8675B 105

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the reporting persons is provided as of December 31, 2014. The tables below are prepared based on 23,712,758 shares of Class A ordinary shares and 28,733,024 shares of Class B ordinary shares outstanding at December 31, 2014:

Reporting Persons: (i) Shaoyun Han; (ii) Ying Sun	Class A ordinary shares		Class B ordinary shares		Total Ordinary Shares on the as-converted basis		Percentage of Aggregate Voting Power(1)
(a) Amount beneficially owned:	14,219,762	(2)	9,800,498	(3)	14,219,762	(2)	—
(b) Percent of class:	39.0	%(2)(4)	34.1%		25.7	%(5)	32.6	%(1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	0		0		0		—
(ii) Shared power to vote or to direct the vote:	14,219,762	(2)	9,800,498	(3)	14,219,762	(2)	—
(iii) Sole power to dispose or to direct the disposition of:	0		0		0		—
(iv) Shared power to dispose or to direct the disposition of:	14,219,762	(2)	9,800,498	(3)	14,219,762	(2)	—

Notes:

(1)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting persons with respect to all outstanding shares of Class A and Class B ordinary shares of the Issuer on as-converted basis. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of Class B ordinary shares is entitled to ten votes per Class B ordinary share.
(2)	Representing (i) 2,594,439 Class B ordinary shares held by Connion Capital Limited, (ii) 6,060,000 Class B ordinary shares held by Learningon Limited, (iii) 1,146,059 Class B ordinary shares held by Techedu Limited, (iv) 2,439,014 Class A ordinary shares that Connion Capital Limited may purchase upon exercise of options within 60 days of December 31, 2014, (v) 1,500,000 restricted ADSs representing 1,500,000 Class A ordinary shares held by Connion Capital Limited and (vi) 480,250 Class A ordinary shares that Beeson Services Limited may purchase upon exercise of options within 60 days of December 31, 2014. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares held by the reporting persons shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting persons and (ii) calculating the percentages of the Class A ordinary shares owned by such persons. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.
(3)	Representing (i) 2,594,439 Class B ordinary shares held by Connion Capital Limited, (ii) 6,060,000 Class B ordinary shares held by Learningon Limited and (iii) 1,146,059 Class B ordinary shares held by Techedu Limited.
(4)	To derive this percentage, (i) the numerator is 14,219,762, and (ii) the denominator is the sum of (x) 23,712,758, being the number of the Issuer’s Class A ordinary shares outstanding at December 31, 2014, (y) 9,800,498, being the number of Class A ordinary shares that the reporting persons have the rights to acquire upon conversion of the same number of Class B ordinary shares and (z) 2,919,264, being the number of Class A ordinary shares that the reporting persons may purchase upon exercise of options within 60 days of December 31, 2014.
(5)	To derive this percentage, (i) the numerator is 14,219,762, and (ii) the denominator is the sum of (x) 23,712,758, being the number of the Issuer’s Class A ordinary shares outstanding at December 31, 2014, (y) 28,733,024, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2014 that are convertible into the same number of Class A ordinary shares and (z) 2,919,264, being the number of Class A ordinary shares that the reporting persons may purchase upon exercise of options within 60 days of December 31, 2014.

Reporting Person: Connion Capital Limited	Class A ordinary shares		Class B ordinary shares	Total Ordinary Shares on the as-converted basis		Percentage of Aggregate Voting Power(1)
(a) Amount beneficially owned:	6,533,453	(2)	2,594,439	6,533,453	(2)	—
(b) Percent of class:	22.7	%(2)(3)	9.0%	11.9	%(4)	9.4	%(1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	0		0	0		—
(ii) Shared power to vote or to direct the vote:	6,533,453	(2)	2,594,439	6,533,453	(2)	—
(iii) Sole power to dispose or to direct the disposition of:	0		0	0		—
(iv) Shared power to dispose or to direct the disposition of:	6,533,453	(2)	2,594,439	6,533,453	(2)	—

Notes:

(1)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of Class A and Class B ordinary shares of the Issuer on as-converted basis. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of Class B ordinary shares is entitled to ten votes per Class B ordinary share.
(2)	Representing (i) 2,594,439 Class B ordinary shares, (ii) 2,439,014 Class A ordinary shares that Connion Capital Limited may purchase upon exercise of options within 60 days of December 31, 2014 and (iii) 1,500,000 restricted ADSs representing 1,500,000 Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.
(3)	To derive this percentage, (i) the numerator is 6,533,453, and (ii) the denominator is the sum of (x) 23,712,758, being the number of the Issuer’s Class A ordinary shares outstanding at December 31, 2014, (y) 2,594,439, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares and (z) 2,439,014, being the number of Class A ordinary shares that the reporting person may purchase upon exercise of options within 60 days of December 31, 2014.
(4)	To derive this percentage, (i) the numerator is 6,533,453, and (ii) the denominator is the sum of (x) 23,712,758, being the number of the Issuer’s Class A ordinary shares outstanding at December 31, 2014, (y) 28,733,024, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2014 that are convertible into the same number of Class A ordinary shares and (z) 2,439,014, being the number of Class A ordinary shares that the reporting person may purchase upon exercise of options within 60 days of December 31, 2014.

Reporting Person: Learningon Limited	Class A ordinary shares		Class B ordinary shares	Total Ordinary Shares on the as-converted basis		Percentage of Aggregate Voting Power(1)
(a) Amount beneficially owned:	6,060,000	(2)	6,060,000	6,060,000	(2)	—
(b) Percent of class:	20.4	%(2)(3)	21.1%	11.1	%(4)	19.5	%(1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	0		0	0		—
(ii) Shared power to vote or to direct the vote:	6,060,000	(2)	6,060,000	6,060,000	(2)	—
(iii) Sole power to dispose or to direct the disposition of:	0		0	0		—
(iv) Shared power to dispose or to direct the disposition of:	6,060,000	(2)	6,060,000	6,060,000	(2)	—

Notes:

(1)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of Class A and Class B ordinary shares of the Issuer on as-converted basis. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of Class B ordinary shares is entitled to ten votes per Class B ordinary share.

(2)	Representing 6,060,000 Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.
(3)	To derive this percentage, (i) the numerator is 6,060,000, and (ii) the denominator is the sum of (x) 23,712,758, being the number of the Issuer’s Class A ordinary shares outstanding at December 31, 2014 and (y) 6,060,000, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares.
(4)	To derive this percentage, (i) the numerator is 6,060,000, and (ii) the denominator is the sum of (x) 23,712,758, being the number of the Issuer’s Class A ordinary shares outstanding at December 31, 2014 and (y) 28,733,024, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2014 that are convertible into the same number of Class A ordinary shares.

Connion Capital Limited, a British Virgin Islands company, (i) is the record holder of 2,594,439 Class B ordinary shares of the Issuer, (ii) may purchase 2,439,014 Class A ordinary shares of the Issuer upon exercise of options within 60 days of December 31, 2014, and (iii) holds 1,500,000 restricted ADSs representing 1,500,000 Class A ordinary shares of the Issuer. Learningon Limited, a British Virgin Islands company, is the record holder of 6,060,000 Class B ordinary shares of the Issuer. Techedu Limited, a British Virgin Islands company, is the record holder of 1,146,059 Class B ordinary shares of the Issuer. Beeson Services Limited may purchase 480,250 Class A ordinary shares of the Issuer upon exercise of options within 60 days of December 31, 2014. Each of Connion Capital Limited and Learningon Limited is ultimately wholly owned by HANQQ Trust. TMF (Cayman) Ltd. is the trustee of HANQQ Trust, with Mr. Shaoyun Han as settlor and Mr. Shaoyun Han and his family as beneficiaries. Techedu Limited is wholly owned by Mr. Shaoyun Han. Beeson Services Limited is wholly owned by Ms. Ying Sun.

Mr. Shaoyun Han and Ms. Ying Sun are husband and wife. The Class A ordinary shares and Class B of the Issuer beneficially owned by Mr. Han comprise the same shares as beneficially owned by Ms. Ying. The Class A ordinary shares and Class B of the Issuer beneficially owned by Ms. Ying comprise the same shares as beneficially owned by Mr. Han.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Shaoyun Han and Ms. Ying Sun may be deemed to beneficially own all of the Class A ordinary shares and Class B ordinary shares of the Issuer held by each of Connion Capital Limited, Learningon Limited, Techedu Limited and Beeson Services Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2015

Shaoyun Han	/s/ Shaoyun Han
Shaoyun Han

Connion Capital Limited	By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Director

Learningon Limited	By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Director

Ying Sun	/s/ Ying Sun
Ying Sun

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement